Exhibit 99.1

Nano Labs Announces First Half of 2025 Financial Results

HONG KONG, August 15, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider, today announced its unaudited financial results as of June 30, 2025 and for the first half of 2025 then ended.

First Half of 2025 Financial Summary

●	Net revenue was RMB8.3 million (US$1.2 million) for the first half of 2025, compared to RMB24.7 million in the same period of 2024.

●	Gross loss was RMB10.7 million (US$1.5 million) for the first half of 2025, compared to a gross profit of RMB30.1 thousand in the same period of 2024.

●	Loss from operations was RMB38.0 million (US$5.3 million) for the first half of 2025, compared to a loss from operations of RMB58.7 million in the same period of 2024.

●	Gain on change in fair value of cryptocurrencies was RMB48.6 million (US$6.8 million) for the first half of 2025, compared to nil in the same period of 2024.

●	Net loss was RMB11.8 million (US$1.6 million) for the first half of 2025, compared to a net loss of RMB59.1 million in the same period of 2024.

●	Net loss per share (both basic and diluted) was RMB0.43 (US$0.06) for the first half of 2025, compared to a net loss per share (both basic and diluted) of RMB8.46 in the same period of 2024.

Mr. Jianping Kong, Chairman and Chief Executive Officer of the Company, commented, “2025 marks a pivotal year in our strategic transformation. In light of the evolving industry landscape and the onset of a new market cycle, we are concentrating our efforts on building a crypto asset strategic reserve, with BNB currently serving as our primary reserve asset. While our mining machine business continue to provide a stable foundation, we are also proactively identifying and seizing new market opportunities.

We view BNB as a leading cryptocurrency, supported by a broad and expanding ecosystem with compelling long-term appreciation potential. To date, we have accumulated over 128,000 BNB. Going forward, we will continue to strengthen our cryptocurrency strategic reserve capabilities through multiple approaches.

With a clearly defined strategy, disciplined capital allocation, and deep sector insight and expertise, we are committed to strengthening our cryptocurrency strategic reserve model, building a unique advantage in the crypto asset sector, and delivering sustainable, long-term value to our shareholders and partners.”

Mr. Bing Chen, Chief Financial Officer, added: “For the first half of 2025, we recorded net revenue of RMB8.3 million (US$1.2 million) and narrowed our net loss to RMB11.8 million (US$1.6 million), compared with a net loss of RMB59.1 million in the same period last year. Building on our strategic transformation initiatives, we will continue to capture emerging opportunities within the cryptocurrency ecosystem and expect further operational improvements that will lay a strong foundation for future growth.”

First Half of 2025 Financial Results

Net Revenues

Net revenue was RMB8.3 million (US$1.2 million) for the first half of 2025, compared to RMB24.7 million for the same period of 2024. The decrease in net revenues was primarily due to the drop of sales volume of iPollo V Series.

Cost of Revenues

Cost of revenues was RMB19.0 million (US$2.7 million) for the first half of 2025, compared to RMB24.7 million for the same period of 2024. The change was mainly due to the decrease in sales volume and write-down of inventory and value-added tax recoverable.

Operating Expenses

Total operating expenses decreased by 53.5% to RMB27.3 million (US$3.8 million) for the first half of 2025, from RMB58.7 million for the same period of 2024.

●	Selling and marketing expenses decreased by 39.6% to RMB2.6 million (US$0.4 million) for the first half of 2025, from RMB4.3 million for the same period of 2024. The decrease in selling and marketing expenses was primarily due to the decrease in sales commission and salaries.

●	General and administrative expenses decreased by 15.4% to RMB21.5 million (US$3.0 million) for the first half of 2025, from RMB25.5 million for the same period of 2024. The decrease in general and administrative expenses was primarily due to the decrease in professional fees and employee salary expenses.

●	Research and development expenses decreased by 89.1% to RMB3.2 million (US$0.4 million) for the first half of 2025, from RMB28.9 million for the same period of 2024. The decrease in research and development expenses, including mainly salary expenses, design fee, service fee and material cost, was primarily due to the strategic adjustment in research and development activities in 2025.

Loss from Operations

As a result of the foregoing, loss from operations decreased by 35.2% to RMB38.0 million (US$5.3 million) for the first half of 2025, from RMB58.7 million for the same period of 2024.

Finance Expense (Income)

Finance expense was RMB0.3 million (US$0.04 million) for the first half of 2025, compared with finance income of RMB0.6 million for the same period of 2024.

Interest Expense

Interest expense was RMB5.3 million (US$0.7 million) for the first half of 2025, compared to RMB2.0 million for the same period of 2024. The change was mainly due to the completion of construction in progress and cease of interest capitalization in April 2024, as well as increase in short-term borrowings during the first half of 2025.

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Change in Fair Value of Cryptocurrencies

Change in fair value of cryptocurrencies was a gain of RMB48.6 million (US$6.8 million) for the first half of 2025, compared to nil for the same period of 2024. The change was due to the cryptocurrency holding strategy the Company developed at the end of 2024.

Change in Fair Value of Convertible Notes

Change in fair value of convertible notes was a loss of RMB18.5 million (US$2.6 million) for the first half of 2025, compared to nil for the same period of 2024. The change was due to the issuance of convertible bonds denominated in bitcoin in 2025, which was measured at fair value on June 30, 2025.

Net Loss

Net loss was RMB11.8 million (US$1.6 million) for the first half of 2025, compared with RMB59.1 million in the same period of 2024.

Basic and Diluted Loss Per Ordinary Share attributable to Nano Labs Ltd

Basic and diluted loss per share was RMB0.43 (US$0.06) for the first half of 2025, compared with basic and diluted loss per share of RMB8.46 for the same period of 2024.

Cash and Cash Equivalents

As of June 30, 2025, the Company had cash and cash equivalents of RMB363.4 million (US$50.8 million), compared with RMB32.4 million as of December 31, 2024.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.1586 to US$1.00, the central parity rate on June 30, 2025 published by the People’s Bank of China.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net income/(loss) as an additional non-GAAP measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense.

We present the non-GAAP financial measure because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges and non-operating items. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

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The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

Conference Call

The Company will host an earnings conference call to discuss its financial results at 8:30 am U.S. Eastern Time (8:30 pm Hong Kong Time) on August 15, 2025.

For participants who wish to join the call, please access the link provided below to complete the online registration process.

Registration Link: https://s1.c-conf.com/diamondpass/10049559-gh87y6.html

Upon registration, participants will receive the dial-in number and unique PIN, which can be used to join the conference call. If participants register and forget their PIN or lose their registration confirmation email, they may simply re-register and receive a new PIN. All participants are encouraged to dial in 15 minutes prior to the start time.

A live and archived webcast of the conference call will be accessible on the Company’s investor relations website at: https://ir.nano.cn/.

A telephone replay of the call will be available until August 22, 2025 via the following dial-in details:

Dial-in Numbers:

US/Canada:	1855 883 1031

Hong Kong:	800 930 639

China:	400 1209 216

Replay PIN:	10049559

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About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream cryptocurrencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

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Consolidated Balance Sheets

(Unaudited)

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	32,431,081	363,440,412	50,769,761
Restricted cash	418,722	468,526	65,449
Accounts receivable, net	572,803	507,688	70,920
Inventories, net	29,866,418	35,850,932	5,008,093
Prepayments	4,606,066	8,652,263	1,208,653
Cryptocurrencies	242,889,085	776,702,624	108,499,235
Other current assets	55,858,433	52,122,427	7,281,092
Total current assets	366,642,608	1,237,744,872	172,903,203
Non-current assets:
Long-term investment	-	2,000,000	279,384
Property, plant and equipment, net	197,341,915	188,159,300	26,284,372
Intangible asset, net	46,745,444	46,252,522	6,461,113
Operating lease right-of-use assets	5,203,525	3,572,268	499,018
Total non-current assets	249,290,884	239,984,090	33,523,887

TOTAL ASSETS	615,933,492	1,477,728,962	206,427,090

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	18,000,000	33,000,000	4,609,840
Current portion of long-term debts	5,350,000	6,120,000	854,916
Convertible notes denominated in bitcoin	-	470,948,166	65,787,747
Accounts payable	18,101,451	23,204,810	3,241,529
Advance from customers	98,895,905	95,626,084	13,358,210
Operating lease liabilities, current	1,914,109	1,019,231	142,379
Other current liabilities	67,163,217	53,026,502	7,407,384
Total current liabilities	209,424,682	682,944,793	95,402,005
Non-current liabilities:
Long-term debts	170,683,636	173,479,763	24,233,756
Operating lease liabilities, non-current	2,917,350	2,222,688	310,492
Total non-current liabilities	173,600,986	175,702,451	24,544,248
Total liabilities	383,025,668	858,647,244	119,946,253
Shareholders’ equity:
Class A ordinary shares (US$0.002 par value; 14,141,093 and 1,097,141,091 shares authorized as of December 31, 2024 and June 30, 2025, respectively; 13,273,596 and 20,712,924 shares issued as of December 31, 2024 and June 30, 2025, respectively; 12,815,143 and 20,258,282 shares outstanding as of December 31, 2024 and June 30, 2025, respectively)	176,842	283,472	39,599
Class B ordinary shares (US$0.002 par value; 2,858,909 shares authorized; 2,858,909 shares issued and outstanding as of December 31, 2024 and June 30, 2025)	36,894	36,894	5,154
Additional paid-in capital	780,499,664	1,180,185,753	164,862,648
Accumulated deficit	(565,218,741)	(572,273,282)	(79,942,067)
Statutory reserves	6,647,109	6,647,109	928,549
Accumulated other comprehensive income	8,647,353	6,805,404	950,661
Total Nano Labs Ltd shareholders’ equity	230,789,121	621,685,350	86,844,544
Noncontrolling interests	2,118,703	(2,603,632)	(363,707)
Total shareholders’ equity	232,907,824	619,081,718	86,480,837

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	615,933,492	1,477,728,962	206,427,090

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Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Net revenues	24,739,480	8,283,373	1,157,122
Cost of revenues	24,709,417	18,991,737	2,652,996
Gross profit (loss)	30,063	(10,708,364)	(1,495,874)

Operating expenses:
Selling and marketing expenses	4,334,564	2,617,584	365,656
General and administrative expenses	25,453,212	21,544,148	3,009,548
Research and development expenses	28,934,228	3,163,558	441,924
Total operating expenses	58,722,004	27,325,290	3,817,128

Loss from operations	(58,691,941)	(38,033,654)	(5,313,002)

Other expenses (income):
Finance expenses (income)	(607,804)	274,189	38,302
Interest expenses	2,009,586	5,287,620	738,639
Interest income	(96,679)	(12,322)	(1,721)
Change in fair value of cryptocurrencies	-	(48,610,295)	(6,790,475)
Change in fair value of convertible notes	-	18,529,435	2,588,416
Other income	(851,374)	(1,724,344)	(240,877)
Total other expenses (income)	453,729	(26,255,717)	(3,667,716)

Loss before income tax provision	(59,145,670)	(11,777,937)	(1,645,286)
Income tax provision	-	-	-
Net loss	(59,145,670)	(11,777,937)	(1,645,286)
Less: net loss attributable to noncontrolling interests	(1,911,930)	(4,723,396)	(659,821)
Net loss attributable to Nano Labs Ltd	(57,233,740)	(7,054,541)	(985,465)

Comprehensive income (loss):
Net loss	(59,145,670)	(11,777,937)	(1,645,286)
Other comprehensive income:
Foreign currency translation adjustment	4,800,723	(1,840,888)	(257,158)
Total comprehensive loss	(54,344,947)	(13,618,825)	(1,902,444)
Comprehensive loss attributable to noncontrolling interests	(1,912,013)	(4,722,335)	(659,673)
Comprehensive loss attributable to Nano Labs Ltd	(52,432,934)	(8,896,490)	(1,242,771)

Net loss per ordinary share attributable to Nano Labs Ltd
Basic*	(8.46)	(0.43)	(0.06)
Diluted*	(8.46)	(0.43)	(0.06)

Weighted average number of shares used in per share calculation:
Basic*	6,766,671	16,548,783	16,548,783
Diluted*	6,766,671	16,548,783	16,548,783

*	After giving effect of the 10-for-1 reverse stock split effective on November 3, 2024.

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Non-GAAP Reconciliation

(Unaudited)

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
Net loss	(59,145,670)	(11,777,937)	(1,645,286)
Add:
Share-based compensation expenses	285,507	62,337	8,708
Non-GAAP adjusted net loss	(58,860,163)	(11,715,600)	(1,636,578)

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